Exhibit 99.1
CHINA FINANCE ONLINE REPORTS UNAUDITED FIRST QUARTER 2008 RESULTS
Continued Strong Results Despite Significant Decline in Chinese Stock Market
Net Revenues and Non-GAAP Net Income Exceeding Guidance
Net Revenues up 24% Q-o-Q, 177% Y-o-Y
Non-GAAP Net Income up 62% Q-o-Q, 403% Y-o-Y
Net Income of $3.51 million, compared to a loss in Q4 2007 and up 353% Y-o-Y
(Beijing, China, May 30, 2008) China Finance Online Co. Limited (NASDAQ: JRJC), a leading Chinese online financial information and listed company data provider, today announced its financial results for the first quarter ended March 31, 2008:
Q1 2008 Highlights

	First Quarter
	2008	2007	’08 O/(U) ’07%

1) Financial Data:	(in thousands of U.S. dollars, except per ADS data)
Net revenues	$11,055	$3,996	$7,059	177%
GAAP net income	3,509	775	2,734	353%
Non-GAAP net income	5,875	1,168	4,707	403%
GAAP net income per ADS
Basic	$0.18	$0.04	$0.14	350%
Diluted	$0.15	$0.04	$0.11	275%
Non-GAAP net income per ADS
Basic	$0.30	$0.06	$0.24	400%
Diluted	$0.26	$0.06	$0.20	333%
2) Operating Data:
Registered users	9,800,000	6,570,000	3,320,000	49%
Active paid individual subscribers	75,300	31,700	43,600	138%
*	In the first quarter of 2008, Chinese stock market experienced the most significant quarterly decline in the past 15 years, with Shanghai Stock Exchange Composite Index down additional 34% following a 14% decline in Q4 2007 from its peak. Despite the sharp decline in the stock market and the sizable seasonality impact of the Chinese New Year in February, the Company’s core subscription service business still achieved solid growth.

*	As a result, net revenues reached $11.06 million for Q1 2008, exceeding the high end of the Company’s previously updated guidance of $10.50 to $10.80 million, up 177% year-over-year and 24% quarter-over-quarter.

*	Non-GAAP net income, which is defined as net income excluding stock-based compensation expenses and investment gain/impairment, was $5.88 million for Q1 2008, exceeding the high end of the Company’s previously raised guidance of $4.5 to $5.0 million, up 403% year-over-year and 62% quarter-over-quarter. Non-GAAP basic and diluted net income per share were $0.06 and $0.05, respectively, and non-GAAP basic and diluted net income per ADS were $0.30 and $0.26 for Q1 2008, respectively.
*	GAAP net income was $3.51 million for Q1 2008, up 353% compared to $775,000 for the first quarter of 2007. Basic and diluted GAAP net income per share were $0.04 and $0.03, respectively. Basic and diluted GAAP net income per ADS were $0.18 and $0.15 for Q1 2008, respectively.

*	Registered user accounts of jrj.com and stockstar.com grew to 9.80 million, an increase of 800,000 from the previous quarter. Active paid individual subscribers, which refer to individual investors who subscribe for a fee to our products through downloading, via web or by mobile phones, grew to 75,300 up 34% from the previous quarter. As of March 31, 2008, our Hong Kong brokerage operation Daily Growth, which was acquired in November, 2007, had approximately 1,000 customer accounts.
Explanation of the Company’s non-GAAP financial measures and the related reconciliations to GAAP financial measures are included in the accompanying “Reconciliation to Unaudited Condensed Consolidated Statements of Operations”, “Non-GAAP Measures” and “ Reconciliations from operating profit to EBITDA and adjusted EBITDA”.
Q1 2008 Financial Results
Net Revenues:
During the first quarter of 2008, China Finance Online reported net revenues of $11.06 million, exceeding the high end of the Company’s previously updated guidance of $10.50 to $10.80 million, compared to $4.0 million for the same period in 2007, and $8.88 million for the fourth quarter of 2007, up 177% year-over-year and 24% quarter-over-quarter. The increase is primarily due to the growth in subscription service fees from individual customers. Revenues from subscription service fees paid by individual customers were $9.62 million in the first quarter of 2008, representing 87% of net revenues for the quarter. Revenues from mobile value added services were $310,000, representing 3% of net revenues for the quarter. Revenues from subscription service fees paid by institutional customers were $231,000 in the first quarter of 2008, approximately 2% of net revenues for the quarter. Revenues from advertising-related business for the quarter contributed $585,000, representing 6% of net revenues for the quarter. Revenues from brokerage-related services, provided by Daily Growth, the Hong Kong securities brokerage firm which was acquired in November 2007, were $153,000 in the first quarter of 2008, representing 1% of net revenue for the quarter. Other revenues were $158,000, representing 1% of net revenues for the quarter.

Revenues breakdown is summarized in the following table:

	Three months ended
	March 31,2008		December 31,2007		March 31,2007

	(In thousands of U.S. dollars)
1) Subscription service fees paid by individual customers	9,618	87%	7,759	87%	3,202	80%
2) Revenues from mobile value added services	310	3%	384	4%	299	8%
3) Subscription service fees paid by institutional customers	231	2%	229	3%	192	5%
4) Revenues from advertising-related business	585	6%	408	5%	247	6%
5) Revenues from brokerage-related services	153	1%	81	1%	n/a	n/a
6) Revenues from others	158	1%	21	<1%	56	1%
Total net revenues	11,055	100%	8,882	100%	3,996	100%
Gross Profit:
Gross profit for the quarter was $9.34 million, compared to $3.16 million for the same period in 2007 and $7.56 million for the fourth quarter of 2007. Gross margin was 84% in the first quarter, compared to 79% in the same period of 2007 and 85% in the fourth quarter of 2007. The year-over-year gross margin improvement was primarily due to cost leverage on increased sales and the modest sequential gross margin decline was driven by product mix change during the quarter.
Cost of revenue consists of bandwidth costs, personnel-related expenses, server depreciation expenses, and content expenses for our jrj.com and stockstar.com websites. Website maintenance and development expenses for the first quarter of 2008 was $1.04 million in the quarter, compared to $525,000 from the first quarter of 2007 and $903,000 for the previous quarter. As a percentage of net revenue, website maintenance and development expenses for the first quarter of 2008 was 9% in the quarter, compared to 13% for the first quarter of 2007 and 10% for the previous quarter. Since advertising-related services, which represent 6% of net revenues of the first quarter of 2008, are not a sizable business of the Company, website maintenance and development expenses do not have direct correlation with net revenues recognized in the first quarter of 2008.
Operating Expenses:
Operating expenses for the first quarter of 2008 totalled $7.36 million compared to $2.79 million for the same period in 2007 and $5.93 million from the previous quarter. The increase from Q4 2007 is primarily due to the increased stock-based compensation expenses. Excluding stock-based compensation of $2.37 million, operating expenses was $5.0 million for the first quarter of 2008, compared to $2.41 million for the first quarter of 2007 and $5.05 million for the fourth quarter of 2007. As a percentage of net revenue for the quarter, operating expenses excluding stock-based compensation was 45%, compared to 60% for the first quarter of 2007 and 57% for the fourth quarter of 2007.
•	General and administrative expenses for the quarter were $3.92 million, compared to $1.20 million for the same period in 2007 and $2.63 million from the previous quarter. The increase from the previous quarter is primarily due to the increase in stock-based compensation expenses, most of which was due to increased compensation expenses related to the performance-based restricted stock awards granted in the third quarter of 2007. Excluding stock-based compensation of $2.28 million, general and administrative expenses was $1.64 million for the first quarter, compared to $869,000 in the first quarter of 2007 and $1.83 million in the previous quarter. As a percentage of net revenue in the quarter, general and administrative expenses excluding stock-based compensation for the first quarter was 15%, and decreased from 22% for the first quarter of 2007 and 21% for the fourth quarter of 2007.

•	Sales and marketing expenses for the first quarter were $2.45 million, compared to $1.25 million for the same period in 2007 and $2.43 million from the previous quarter. Excluding stock-based compensation of $67,000, sales and marketing expenses was $2.38 million for the first quarter, compared to $1.22 million in the first quarter of 2007 and $2.38 million in the previous quarter. As a percentage of net revenue in the quarter, sales and marketing expenses excluding stock-based compensation for the first quarter was 22%, and decreased from 31% for the first quarter of 2007 and 27% for the fourth quarter of 2007.

•	Product development expenses for the first quarter were $995,000, compared to $347,000 for the same period in 2007 and $865,000 from the previous quarter, which were primarily due to the increases in employee compensation as a result of increased headcounts and server depreciation expenses. Excluding stock-based compensation of $23,000, product development expenses were $972,000, compared to $321,000 in the first quarter of 2007 and $832,000 in the previous quarter. As a percentage of net revenue in the quarter, product development expenses excluding stock-based compensation for the first quarter was 9%, increased from 8% in the first quarter of 2007 and relatively flat from previous quarter.
Income from Operations:
Income from operations for the first quarter of 2008 was $1.97 million, compared to $374,000 for the same quarter in 2007 and $1.77 million for the fourth quarter of 2007. Adjusted income from operations (non-GAAP), which is defined as income from operations excluding stock-based compensation expenses of $2.37 million, was $4.34 million for the quarter, compared to $767,000 for the same quarter in 2007 and $2.64 million for the fourth quarter of 2007.

Net Income and Non-GAAP Net Income:
Net income was $3.51 million, compared to net income of $775,000 for the first quarter of 2007 and net loss of $8.37 million for the fourth quarter of 2007. Net income margin was 32% for Q1 2008, compared to 19% for the same period in 2007 and -94% for the fourth quarter of 2007.
Total income tax benefit for the quarter was $64,000, compared to $85,000 for the same period in 2007 and $398,000 for the previous quarter.
Non-GAAP net income, which is defined as net income excluding stock-based compensation expenses and the investment gain/impairment, was $5.88 million for the first quarter of 2008, compared to $1.17 million for the first quarter of 2007, and $3.63 million for the fourth quarter of 2007. Excluding stock-based compensation expenses, non-GAAP net income margin for the first quarter of 2008 was 53%, compared to non-GAAP net income margin of 29% for the same period in 2007 and 41% for the fourth quarter of 2007.
As part of the net income for the first quarter, the Company recorded a net foreign exchange gain of $870,000, compared with $62,000 from the first quarter of 2007 and $220,000 from previous quarter.
Deferred Revenue:
Deferred revenue at the end of the first quarter of 2008, which represents prepaid service fees made by customers for subscription services that have not been rendered as of March 31, 2008, reached the Company’s historical high of $29.93 million, with current deferred revenue of $24.93 million and non-current deferred revenue of $5.0 million.
Cash and Cash Equivalents:
Balance of cash and cash equivalents was approximately $82.40 million at the end of the first quarter of 2008, including cash denominated in RMB with an equivalent to $61.67 million and cash denominated in other foreign currencies with an equivalent to $20.73 million.
Cash Flow:
Cash inflow from subscription services provided to individual customers was $15.04 million, compared to $13.73 million for the previous quarter and $7.2 million for the first quarter of 2007. Free cash flows for the first quarter of 2008 were $6.18 million.

Adjusted EBITDA (Non-GAAP):
Adjusted EBITDA (non-GAAP), which is defined as earnings before interest, taxes, depreciation, amortization, other non-operating income and stock-based compensation expenses, was $4.77 million for the first quarter of 2008, compared to $944,000 in the first quarter of 2007 and $2.96 million in previous quarter.
Other Operating Metrics
As of March 31, 2008, the Company has 9.80 million registered user accounts on its two websites jrj.com and stockstar.com, compared to 9.0 million in the previous quarter, an increase of 800,000 quarter-on-quarter.
Active paid individual subscribers, which refer to individual investors who subscribe for a fee to our products grew to 75,300 at the end of the first quarter 2008, up 34% from 56,200 in the previous quarter.
As of March 31, 2008, our Hong Kong based brokerage service Daily Growth, which was acquired in November 2007, had approximately 1,000 customer accounts.
Outlook for Second Quarter 2008 and Full Year of 2008
The Company currently expects to generate net revenues in an amount ranging from $13.0 million to $13.50 million for the second quarter of 2008, representing a 127% to 136% increase from the corresponding period in 2007.
On a non-GAAP basis, the Company estimates adjusted earnings, which represents net income excluding share-based compensation expenses, will be between $5.5 million and $6.0 million for the second quarter of 2008, representing a 155% to 178% increase from the corresponding period in 2007. Accordingly, non-GAAP earnings per ADS for the second quarter of 2008 is expected to be in the range of $0.24 to $0.26 per ADS based on an estimated 23.0 million fully diluted ADSs.
We update our 2008 revenue guidance to a range from $56.0 million to $61.0 million, compared to the previous guidance of $54.0 million to $61.0 million. Accordingly, the Company also updates its projected adjusted earnings for 2008 to a range of $25.0 million to $29.0 million, or $1.09 to $1.26 per ADS, from the previous range of $24.0 million to $29.0 million, or $1.04 to $1.26 per ADS. The earnings per ADS projection is based on an estimated 23.0 million fully diluted ADSs.
The above forecast reflects the Company’s current and preliminary view, which is subject to change. A number of important factors including, but not limited to, fluctuation in the Chinese stock market, could cause the actual results to differ materially from those contained in the above guidance.
Conference Call
China Finance Online’s management team will host a conference call at 9:00PM Eastern Time on May 29, 2008 (or 9:00AM May 30, 2008 in the Beijing/HK time zone) to discuss detailed operating results.

The conference call will be available on Webcast live and replay at: http://phx.corporate-ir.net/playerlink.zhtml?c=183451&s=wm&e=1852679. The call will be archived for 12 months at this website.
The dial-in details for the live conference call: U.S Toll Free Number +1-877-847-0047, Hong Kong Dial In Number +852-3006-8101, and France Toll Free Number 0800-910-584, Password for all regions: 4400
A replay of the conference call will be available from approximately 10:00PM Eastern Time on May 29, 2008 (or 10:00AM May 30, 2008 in the Beijing/HK time zone) to 10:00PM Eastern Time on June 05, 2008 (or 10:00AM June 06, 2008 in the Beijing/HK time zone). The dial-in details for the replay: U.S. Toll Free Number +1-877-847-0047, Hong Kong Dial In Number +852-3006-8101, and France Toll Free Number 0800-910-584, Access code for all regions: 037820.
About China Finance Online Co. Limited
China Finance Online Co. Limited is the market leader in providing online financial and listed company data, information and analytics in China. Through its websites, www.jrj.com and www.stockstar.com, the company provides individual users with subscription-based service packages that integrate financial and listed company data, information and analytics from multiple sources with features and functions such as data and information search, retrieval, delivery, storage and analysis. These features and functions are delivered through proprietary software available by download, through internet or through mobile handsets. Through its subsidiary, Shenzhen Genius Information Technology Co. Ltd, the company provides financial information database and analytics to institutional customers including domestic securities and investment firms. Through its subsidiary, Daily Growth Investment Company Limited, the company provides securities brokerage services for stocks listed on Hong Kong Stock Exchange.
Safe Harbor Statements
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.
Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but not limited to, our historical and possible future losses, limited operating history, uncertain regulatory landscape in the People’s Republic of China, fluctuations in quarterly operating results, our ability to successfully compete against new and existing competitors, our reliance on relationships with Chinese stock exchanges and raw data providers, changes in accounting policies, our ability to successful acquire and integrate businesses and the impact of our investments on our financial results. Further information regarding these and other risks is included in China Finance Online’s annual report on Form 20-F for the year ended December 31, 2007, and other filings with the Securities and Exchange Commission. China Finance Online does not undertake any obligation to update any forward-looking statement, except as required under applicable law.
Non-GAAP Measures
To supplement the unaudited condensed consolidated financial information presented in accordance with Accounting Principles Generally Accepted in the United States of America (“GAAP”), the Company uses non-GAAP measures of income from operations, net income, net income per share, net income per ADS, and EBITDA, which are adjusted from results based on GAAP to exclude impairment in a cost method investment and the compensation cost of share-based awards granted to employees primarily due to the adoption of SFAS 123R, which became effective on January 1, 2006. The non-GAAP financial measures are provided to enhance the investors’ overall understanding of the Company’s current and past financial performance in on-going core operations as well as prospects for the future. These measures should be considered in addition to results prepared and presented in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. Management uses both GAAP and non-GAAP information in evaluating and operating business internally and therefore deems it important to provide all of this information to investors.
Reconciliations of the Company’s non-GAAP financial measures to unaudited Condensed Consolidated Statements of Operations are set fourth after the “Condensed Consolidated Statements of Operations” included in this release.
For further information please contact:
Investor Relations
China Finance Online Co. Limited
Tel: (86-10) 5832-5288
Email: ir@jrj.com

China Finance Online Co. Limited
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars)

	Mar. 31 2008	Dec. 31 2007
Assets
Current assets:
RMB account	$61,674	$51,129
Foreign currency account	20,725	23,600
Cash and cash equivalents	82,399	74,729
Trust bank balances held on behalf of customers	3,199	2,850
Advance to employees	1,288	1,673
Accounts receivable, net	1,739	1,491
Prepaid expenses and other current assets	4,602	2,947
Deferred tax assets, current	624	1,130
Total current assets	93,851	84,820
Cost method investment	1,480	1,480
Property and equipment, net	6,410	5,455
Acquired intangible assets, net	1,935	1,938
Rental deposits	547	500
Goodwill	10,010	9,652
Deferred tax assets, non-current	465	14
Other deposits	26	25
Total assets	$114,724	$103,884

Liabilities and shareholders’ equity
Current liabilities:
Deferred revenue, current	$24,925	$20,457
Accrued expenses and other current liabilities	5,869	6,951
Amount due to customers for trust bank balances held on behalf of customers	3,199	2,850
Accounts payable	887	764
Deferred tax liability, current	—	—
Income taxes payable	81	12
Total current liabilities	$34,961	$31,034
Deferred tax liability, non-current	185	352
Deferred revenue, non-current	5,006	4,665
Total liabilities	$40,152	$36,051
Minority interests	217	471
Total shareholders’ equity	$74,355	$67,362
Total liabilities and shareholders’ equity	$114,724	$103,884

China Finance Online Co. Limited
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands of U.S. dollars, except per share data)

	Three months ended
	Mar 31, 2008	Mar 31, 2007	Dec 31, 2007
Net revenues	$11,055	$3,996	$8,882
Cost of revenues (includes share-based compensation expenses of $0, $16 and $0 respectively)	(1,717)	(833)	(1,323)
Gross profit	9,338	3,163	7,559
Operating expenses
General and administrative (includes share-based compensation expenses of $2,276, $326 and $797 respectively)	(3,917)	(1,195)	(2,631)
Sales and marketing (includes share-based compensation expenses of $67, $25 and $45 respectively)	(2,452)	(1,247)	(2,430)
Product development (includes share-based compensation expenses of $23, $26 and $33 respectively)	(995)	(347)	(865)

Total operating expenses	(7,364)	(2,789)	(5,926)
Subsidy Income	—	—	136
Income from operations	1,974	374	1,769
Interest income	344	254	355
Other income, net	2	—	1
Exchange gain, net	870	62	220

Income before income tax benefit	3,190	690	2,345
Income tax benefit	64	85	398
Purchased pre-acquisition earning	227	—	—
Minority interests in net income of consolidated subsidiary	28	—	15
Loss from impairment of cost method investment	—	—	(11,127)

Net income(loss)	$3,509	$775	($8,369)
Income(loss) attributable to ordinary shareholders	$3,509	$775	($8,369)
Income(loss) per share
Basic	$0.04	$0.01	($0.09)
Diluted	$0.03	$0.01	($0.09)
Income(loss) per ADS
Basic	$0.18	$0.04	($0.43)
Diluted	$0.15	$0.04	($0.43)
Weighted average ordinary shares
Basic	98,646,281	94,950,703	98,191,578
Diluted	113,735,492	102,074,032	98,191,578
Weighted average ADSs
Basic	19,729,256	18,990,141	19,638,316
Diluted	22,747,098	20,414,806	19,638,316

China Finance Online Co. Limited
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)

	Three months ended
	Mar.31, 2008	Mar.31, 2007	Dec.31, 2007
Cash flows from operating activities:
Net income (loss)	$3,509	$775	$(8,369)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Stock-based compensation	2,366	394	875
Depreciation and amortization	425	177	316
Deferred taxes	(77)	(85)	(349)
Loss on disposal of property and equipment	—	51	23
Loss from impairment of cost method investment	—	—	11,127
Minority interest	(28)	—	(15)
Purchased pre-acquisition earning	(227)	—	—
Changes in assets and liabilities:
Accounts receivable	(199)	(326)	667
Prepaid expenses and other current assets	(1,456)	(798)	(420)
Advance to employees	443	—	(233)
Trust bank balances held on behalf of customers	(342)	—	(465)
Rental deposits	(36)	4	(380)
Deferred revenue	3,717	4,400	5,660
Accounts payable	(285)	—	(98)
Amount due to customers for trust bank balances held on behalf of customers	342	—	465
Accrued expenses and other current liabilities	(1,268)	124	2,114
Income taxes payable	67	—	(43)
Net cash provided by operating activities	6,951	4,716	10,875

Cash flows from investing activities:
Acquisition of businesses	—	—	(994)
Purchase of property and equipment	(771)	(735)	(1,567)
Proceeds from disposal of fixed assets	—	—	2
Net cash used in investing activities	(771)	(735)	(2,559)

Cash flows from financing activities:
Proceeds from stock options exercised by employees	121	41	876
Proceeds from exercise of options granted to non-employee	—	192	261
Net cash provided by financing activities	121	233	1,137

Effect of exchange rate changes	1,368	330	1,194

Net increase in cash and cash equivalents	7,669	4,544	10,647
Cash and cash equivalents, beginning of quarter	74,729	44,956	64,082
Cash and cash equivalents, end of quarter	82,398	49,500	74,729

China Finance Online Co. Limited
RECONCILIATIONS OF NON-GAAP MEASURES TO UNAUDITED CONDENSED CONSOLIDATED
STATEMENT OF OPERATIONS
(U.S. Dollar in thousands, except per share data)

	Three months ended Mar. 31, 2008
	Reported			Adjusted
	US GAAP	Adjustment		Non-GAAP
Net revenues	$11,055			$11,055
Cost of revenues	(1,717)			(1,717)
Gross profit	9,338			9,338

Operating expenses
General and administrative	(3,917)	$2,276	(a)	(1,641)
Sales and marketing	(2,452)	67	(a)	(2,385)
Product development	(995)	23	(a)	(972)

Total operating expenses	(7,364)	2,366		(4,998)
Income from operations	1,974	2,366		4,340
Interest income	344			344
other income, net	2			2
Exchange gain, net	870			870

Income before income tax benefit	3,190	2,366		5,556
Income tax benefit	64			64
Purchased pre-acquisition earning	227			227
Minority interests in net income of consolidated subsidiary	28			28

Net income	$3,509	$2,366		$5,875

Net income per share
Basic	$0.04	$0.02		$0.06
Diluted	$0.03	$0.02		$0.05

Net income per ADS
Basic	$0.18	$0.12		$0.30
Diluted	$0.15	$0.11		$0.26

Weighted average ordinary shares
Basic	98,646,281			98,646,281
Diluted	113,735,492			113,735,492

Weighed average ADSs
Basic	19,729,256			19,729,256
Diluted	22,747,098			22,747,098

(a)	Exclude share-based compensation expense of $2,366.

Non-GAAP Measures

	Three months ended Mar. 31, 2008			Three months ended Mar. 31, 2007			Three months ended Dec. 31, 2007
	(U.S. Dollar in thousands)			(U.S. Dollar in thousands)			(U.S. Dollar in thousands)
	GAAP	Adjustment	Non-GAAP	GAAP	Adjustment	Non-GAAP	GAAP	Adjustment	Non-GAAP
	Result	(a)	Results	Result	(a)	Results	Result	(a)	Results
Income from operations	1,974	2,366	4,340	374	393	767	1,769	875	2,644

	Three months ended Mar. 31, 2008			Three months ended Mar. 31, 2007			Three months ended Dec. 31, 2007
	(U.S. Dollar in thousands)			(U.S. Dollar in thousands)			(U.S. Dollar in thousands)
	GAAP	Adjustment	Non-GAAP	GAAP	Adjustment	Non-GAAP	GAAP	Adjustment		Non-GAAP
	Result	(a)	Results	Result	(a)	Results	Result	(a)	(b)	Results
Net income (loss)	3,509	2,366	5,875	775	393	1,168	(8,369)	875	11,127	3,633

(a)	The adjustment is for share-based compensation expenses.

(b)	The adjustment is for investment impairment.
Reconciliations from operating profit to EBITDA and adjusted EBITDA

	Three months ended Mar. 31,	Three months ended Mar. 31,	Three months ended Dec. 31,
	2008	2007	2007
	(U.S. Dollar in thousands)	(U.S. Dollar in thousands)	(U.S. Dollar in thousands)
Net income (loss)	$3,509	$775	$(8,369)
Less:
Interest income	344	254	355
Income tax benefit	64	85	398
Other income	1,127	62	236
Add:
Depreciation	347	102	241
Amortization of intangibles	78	75	75
EBITDA	2,399	551	(9,042)
Add back: Loss from impairment of cost method investment	—	—	11,127
Share-based compensation	2,366	393	875
Adjusted EBITDA	4,765	944	2,960